0-30906

P.E. 3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

BM

Documents Included as Part of this Report

No.	Document
1.	Press Release dated March 18, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Offers CDN $9.8 Million for Idion Technology Holdings Limited

TORONTO, CANADA -- (March 18, 2002) -- DataMirror Corporation (Nasdaq: DMCX; TSE: DMC) today announced its intention to make an offer to acquire all of the outstanding ordinary ("common") shares of Idion Technology Holdings Limited (JSE: IDI), an independent developer of high availability and resiliency software for IBM iSeries. DataMirror intends to offer a cash price of ZAR 65c (Cdn. $0.09) per share, or approximately Cdn. $9.8 million on a fully-diluted basis. This offer, to be made by way of a takeover bid to all holders of common shares of Idion, represents a premium of approximately 70% to the weighted average trading price of Idion shares on The Johannesburg Stock Exchange for the 30 day trading period ended March 15, 2002. DataMirror has sufficient cash on hand to fully fund the offer.

DataMirror's offer is subject to certain conditions, including acquiring at least 90% of all common shares of Idion on a fully-diluted basis and receipt of all necessary regulatory approvals. DataMirror's takeover bid circular will be filed with South African securities regulators, and will be mailed to Idion shareholders within 5 business days of this offer. DataMirror's offer will be open for acceptance by Idion's shareholders for a minimum of 21 days after the mailing date.

DataMirror and a wholly owned subsidiary currently own an aggregate of approximately 16.4% of the outstanding common shares of Idion.

"DataMirror believes that its offer represents an attractive price to Idion shareholders," stated Nigel Stokes, CEO of DataMirror. "The combined operations of the two companies will create a clear leader in the IBM iSeries availability marketplace, and we look forward to completing this transaction and combining forces."

Pursuant to a letter to Idion's Chief Executive Officer delivered on March 16, 2002, DataMirror proposed that it acquire Idion by way of takeover pursuant to which all holders of common shares of Idion would receive cash proceeds of ZAR 65c (Cdn. $0.09) per share. The proposal was rejected by Idion management, and based on discussions with its advisors, DataMirror has determined that it is necessary to proceed with its offer directly to Idion shareholders.

About Idion
More information about Idion Technology Holdings Limited is available at www.idion.com.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected, legislative or regulatory changes may adversely affect the businesses in which the companies are engaged, variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer